FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the interests of Directors or Persons Discharging Managerial Responsibility in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned persons arising from the purchase of Ordinary Shares at a price of 1569.68 pence per Ordinary Share on 3 October 2013 as a result of the reinvestment of dividends paid on Ordinary Shares held in the GlaxoSmithKline ShareReward Plan (the Plan).

Sir Andrew Witty	Acquisition of 27 Ordinary Shares
Mr S Dingemans	Acquisition of 6 Ordinary Shares
Mr S M Bicknell	Acquisition of 40 Ordinary Shares
Mr R G Connor	Acquisition of 34 Ordinary Shares
Mr S A Hussain	Acquisition of 8 Ordinary Shares
Mr D S Redfern	Acquisition of 40 Ordinary Shares
Ms C Thomas	Acquisition of 40 Ordinary Shares
Mr P C Thomson	Acquisition of 18 Ordinary Shares
Dr P J T Vallance	Acquisition of 21 Ordinary Shares
Ms E Walmsley	Acquisition of 2 Ordinary Shares
Mrs V A Whyte	Acquisition of 26 Ordinary Shares

The Company and the above-mentioned persons were advised of this information on 4 October 2013.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

S M Bicknell
Company Secretary

4 October 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 04, 2013

By: SIMON BICKNELL
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Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc